Exhibit 99.1

CELLECT BIOTECHNOLOGY LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting (the “Meeting”) of Shareholders of Cellect Biotechnology Ltd. (the “Company”) will be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, Cederboum & Co., at B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on April 30, 2017 at 11:00 A.M. Israel time.

The Meeting is being called for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2016.

2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm until the next Annual General Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

3.	To re-elect Mr. Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Mr. Abraham Nahmias and Dr. Ruth Ben Yakar and to elect Mr. Michael Berelowitz to serve as directors until the next Annual General Meeting of the Company.

4.	To approve grant of options to Mr. Abraham Nahmias, Dr. Ruth Ben Yakar and Mr. Michael Berelowitz.

5.	To approve grant of options to Dr. Shai Yarkoni, a controlling shareholder and the Company’s CEO and director.

6.	To approve a grant of options to Mr. Kasbian Nuriel Chirich, a controlling shareholder and the Chairman of the Board of Directors of the Company.

The Board of Directors recommends that you vote in favor of the proposals, which are described in the attached Proxy Statement.

Shareholders and American Depositary Share (“ADS”) holders of record at the close of business on March 30, 2017 (the “Record Date”), are entitled to notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Meeting. Shareholders and ADS holders are asked to vote on proposals 2 through 6 (inclusive).

A form of proxy for use at the Meeting is attached to this Proxy Statement and has been sent to the Company’s shareholders and ADS holders together with a return envelope for the proxy. By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Shareholders and ADS holders should return their proxies by the date set forth on the form of proxy. Subject to applicable law and the rules of the NASDAQ Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR”, for all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR” vote. Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy bearing a later date.

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Shareholders registered in the Company's shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange, may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company's offices no later than 48 hours prior to the scheduled date of the Meeting. Shareholders registered in the Company's shareholders register in Israel, and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange who vote their Ordinary Shares by proxy, must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than 48 hours prior to the scheduled date of the Meeting, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) 4760 - 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their form of proxy.

To the extent you would like to submit a position statement with respect to any of proposals described in the Proxy Statement pursuant to the Israeli Companies law, 1999, you may do so by delivery of appropriate notice to Company's offices (Attention: Chief Financial Officer) located at 23 Hata’as Street Kfar Saba, Israel 44425, Israel, not later than ten days before the Meeting date (i.e., April 20, 2017).

If you are a beneficial owner of Ordinary Shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting you must deliver to us a proof of ownership in accordance with the Israeli Companies Law of 1999 and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 4760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Kasbian Nuriel Chirich

Chairman of the Board of Directors

March 21, 2017

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CELLECT BIOTECHNOLOGY LTD.

KFAR SABA, ISRAEL

___________________

PROXY STATEMENT

___________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

April 30, 2017

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Cellect Biotechnology Ltd. (the “Company”) for use at the Company’s Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on April 30, 2017, at 11:00 A.M. (Israel time), or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) and the Ordinary Shares associated with each ADS in accordance with the directions of the shareholders and the ADS holders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares and the ADS will be voted in favor of each of the proposals described in this Proxy Statement.

Two or more shareholders present, personally or by proxy, holding not less than thirty three percent (33%) of the Company’s outstanding Ordinary Shares, including the ADSs, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until April 7, 2017, at the same time as the Meeting (Israel time). If a quorum is not present at the adjourned Meeting within half an hour from the time appointed for such adjourned Meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum. Broker non-votes, as defined below, are counted in determining if a Quorum is present.

Broker non-votes occur when a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters.  In the event that a broker, bank, or other agent indicates on a proxy that it does not have discretionary authority to vote certain shares on a non-routine proposal, then those shares will be treated as broker non-votes.  Because Proposals 3, 4, 5 and 6 in this Proxy Statement are non-routine proposals, your broker, bank or other agent will not be entitled to vote on these proposals without your instructions. However, since proposal 2 is deemed a routine proposal, your broker, bank or other agents will be entitled to vote on it without your instruction. No vote is required for Proposal No. 1.

Pursuant to the Israeli Companies Law of 1999 (the “Companies Law”), approval of Proposals 2, 3, and 4 below requires the affirmative vote of a majority of the Ordinary Shares, including the ADSs, voting on the matter.

Pursuant to the Companies Law, approval of Proposals 5 and 6 below requires the affirmative vote of majority of the Ordinary Shares, including the ADSs, present and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have a personal interest in the approval of the respective proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company.

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For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 5 and 6 whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote will not be counted with respect to the Proposals 5 and 6, for which you failed to provide notification.

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PROPOSAL 1

PRESENTATION OF 2016 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2016 is available on can be viewed on U.S. Securities and Exchange Commission website at https://www.sec.gov and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il. The contents of the foregoing websites are not part of this proxy.

At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2016 and will answer appropriate questions relating thereto.

No vote will be required regarding this item.

PROPOSAL 2

RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next General Annual Meeting of the Company and authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2017.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next General Annual Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2016.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution. Abstentions will have no effect on the outcome of this proposal. Because this is a “routine matter”, there will not be any broker non-votes.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included herein.

PROPOSAL 3

ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in accordance with the provisions of the Israeli Companies Law, the directors of the Company shall be elected at the General Annual Meeting and shall serve in their office until the next General Annual Meeting or until they cease to serve in their office in accordance with the provisions of the Articles of Association or applicable law, whichever is the earlier.

As required by the Companies Law, all director nominees, Mr. Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Mr. Abraham Nahmias, Dr. Ruth Ben Yakar and Mr. Michael Berelowitz declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Kasbian Nuriel Chirich co-founded our subsidiary, Cellect Biotherapeutics, in 2011 and has served as Chairman of our board of directors since 2013 and of our subsidiary since inception. Mr. Chirich is an entrepreneur and businessman with extensive financial and business expertise with innovative ventures throughout East Africa and Israel. Mr. Chirich is a real estate developer and was previously the founder and general manager of Leadcom Kasbian, which is credited, among other thing, with establishing the national television of Tanzania and building the infrastructure of two cellular networks in Tanzania. Mr. Chirich serves as the Honorary Consul of Tanzania in Israel.

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Dr. Shai Yarkoni co-founded our subsidiary, Cellect Biotherapeutics, in 2011, and has served as our Chief Executive Officer and a director since 2013 and of our subsidiary since inception. Dr. Yarkoni has over 15 years of clinical and management experience in the biopharmaceutical industry. Dr. Yarkoni is a founder of Sne, an Israeli technology transfer company established in 2013. Since 1999, Dr. Yarkoni has also been the Chief Executive Officer and Chairman of GASR Biotechnology, a life sciences consulting and investing firm. From 2009 until 2013, Dr. Yarkoni served as Chief Executive Officer of BioNegev, an international innovation center for biotechnology and life sciences in the Negev region. Prior to that he served as Chief Executive Officer of Target-In Ltd., a developer of therapeutic recombinant proteins for cancer treatment and as Chief Technology Officer and Vice President R&D of Collgard Biopharmaceutical, a tissue therapeutics company, and was an attending OB/GYN specialist practicing for approximately thirteen years. Dr. Yarkoni holds an M.D and Ph.D from the Hadassah Medical School, Jerusalem, Israel, and is a board certified OB/GYN. Dr. Yarkoni is the author of over 60 scientific papers and inventor of approximately 20 patents.

Abraham Nahmias has served as a member of our board of directors since July 2014. Since 1985, Mr. Nahmias has served as a founding partner of Nahmias-Grinberg C.P.A., an accounting firm. Mr. Nahmias serves or has served as a member of the board of directors of several private and public companies including Rotshtein Real Estate (TASE: ROTS), Orad Ltd., Allium Medical Ltd. (TASE: ALMD) and Nano Dimension Ltd. (TASE: NNDM). Mr. Nahmias holds a B.A. degree in Economics and Accounting from Tel Aviv University, and has had a C.P.A. license since 1982.

Dr. Ruth Ben Yakar has served as a member of our board of directors since July 2014. She has over 22 years of experience in the biomedical field, including 14 years of management in the biotech industry, leading diverse corporate, business, operational, financial, clinical and regulatory development, and research activities. Since December 2014 Dr. Ben Yakar has served as Chief Executive Officer of BioSight Ltd., a private Israeli drug development company active in the field of oncology as a director on the board of directors at SHL Telemedicine (SHLTN: SW), and as a consultant to several biotech companies. From 2012 until 2014, Dr. Ben Yakar served as the Chief Executive Officer of Procognia (TASE: PRCG), a public biotech company traded on the TASE, and from 2012 until 2015 as a director at Israel Advanced Technology Industries. Prior to that, from 2011 until 2012, Dr. Ben Yakar was the Chief Executive Officer of Thrombotech, a biotechnology company established around thrombotic research at Hadassah Medical Center, where she led a multi-center clinical trial and led the company towards acquisition by D-Pharm Ltd. (TASE: DPRM). Prior to that, from 2009 until 2011, she served as the Chief Business Officer of YEDA Research and Development, the technology transfer company of the Weizmann Institute of Science, or WIS, responsible for the commercialization of the WIS technologies, and a Vice President in several biotech companies. Dr. Ben Yakar holds a PhD cum laude in molecular cell biology from the WIS. Her research, in the field of oncology, yielded several prestigious publications and awards.

Dr. Michael Berelowitz has served as Head of Clinical Development and Medical Affairs at Pfizer and brings over 40 years of clinical, development and academic research experience. Prior to Pfizer, he spent a number of years in academia and has held appointments at the University of Chicago, University of Cincinnati College of Medicine, SUNY at Stony Brook and most recently, Mount Sinai School of Medicine. Among his many accomplishments Dr. Berelowitz has chaired the Task Force on Research of the New York State Council on Diabetes. He has also served on several editorial boards including the Journal of Clinical Endocrinology and Metabolism; Endocrinology; Reviews in Endocrine and Metabolic Disorders and Clinical Diabetes. Dr. Berelowitz has authored and co-authored more than 100 peer-reviewed journal articles and book chapters.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Kasbian Nuriel Chirich, Dr. Shai Yarkoni, Mr. Abraham Nahmias, Dr. Ruth Ben Yakar and Mr. Michael Berelowitz to serve as directors of the Company until the next Annual Meeting, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.”

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The affirmative vote of a majority of the Ordinary Shares voting on the matter is required to approve this resolution. The election of each director nominee shall be voted separately. Since abstentions are not considered votes cast, they will have no impact on the outcome of this proposal. Broker non-votes will not impact the results of the vote on directors' election, but will be counted for purposes of determining whether there is a quorum.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included herein.

PROPOSAL 4

GRANT OF OPTIONS TO CERTAIN DIRECTORS

The Board of Directors and the Compensation Committee approved the issuance of options to Mr. Abraham Nahmias, Dr. Ruth Ben Yakar and Michael Berelowitz, subject to their election as members of the Board of Directors and subject to shareholder approval.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant the following options to the following directors nominees (subject to their election as directors):

(a)	Mr. Abraham Nahmias - 78,000 options.
(b)	Dr. Ruth Ben Yakar – 78,000 options.
(c)	Michael Berelowitz – 150,000 options.

The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.20; (ii) the options shall vest over a four-year period with 25% of the options to be vested on February 28, 2018 and the balance shall vest on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in a change of control event. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof no specified herein shall be as set forth in the Company’s 2014 Option Plan, or the Plan.

For this purpose, “change of control event” is defined as (a) in the event of a consolidation, merger or reorganization of the Company with or into, or a sale of all or substantially all of the Company's assets, or substantially all of the Company's issued and outstanding shares, to any other company, or any other entity or person, other than a wholly-owned subsidiary of the Company; (b) in the event that pursuant to a transaction or series of transactions a person or entity acquires fifty percent (50%) or more of the issued and outstanding shares of the Company, or (c) in the event that the Company consummates the transfer or the grant of an exclusive perpetual license over all or substantially all of the Company’s intellectual property or that of its wholly owned subsidiary out of the ordinary course of business.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company. The proposed grant of options set forth above is in line with the Compensation Policy.

The foregoing directors will also be entitled to annual participation fee and meeting participation fee in the fixed amounts specified in the respective Israeli Companies Regulations.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant an aggregate number of 306,000 options under the Plan to Mr. Abraham Nahmias, Dr. Ruth Ben Yakar and Michael Berelowitz, subject to their election as members of the Board, as set forth in the Proxy Statement.”

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The affirmative vote of a majority of the Ordinary Shares voting on the matter is required to approve this resolution. The issuance of options to each director shall be voted separately. Since abstentions are not considered votes cast, they will have no impact on the outcome of this proposal. Broker non-votes will not impact the results of the vote on directors' option grant, but will be counted for purposes of determining whether there is a quorum.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included herein.

PROPOSAL 5

GRANT OF OPTIONS TO DR. SHAI YARKONI, THE COMPANY’S CONTROLLING SHAREHOLDER, CHIEF EXECUTIVE OFFICER AND DIRECTOR

The Board of Directors and the Compensation Committee approved the issuance of options to Dr. Shai Yarkoni, the Company’s controlling shareholder, Chief Executive Officer and director, subject to shareholder approval.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant Dr. Yarkoni 3,024,040 options.

The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.20; (ii) the options shall vest over a four-year period with 25% of the options to be vested on February 28, 2018 and the balance shall vest on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof no specified herein shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company. The proposed grant of options set forth above is in line with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant an aggregate number of 3,024,040 options under the Plan to Dr. Shai Yarkoni, the Company’s controlling shareholder, Chief Executive Officer and director, as set forth in the Proxy Statement.”

The affirmative vote of majority of the Ordinary Shares, including the ADSs, present and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have a personal interest in the approval of the respective proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company. Since abstentions are not considered votes cast, they will have no impact on the outcome of this proposal. Broker non-votes will not impact the results of the vote on directors' option grant, but will be counted for purposes of determining whether there is a quorum.

For this purpose, under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

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Please note that you are required to indicate on the proxy card with respect to this Proposal whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote will not be counted with respect to this Proposals.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included herein.

PROPOSAL 6

GRANT OF OPTIONS TO MR. KASBIAN NURIEL CHIRICH, THE COMPANY’S CONTROLLING SHAREHOLDER AND CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors and the Compensation Committee approved the issuance of options to Mr. Kasbian Nuriel Chirich, the Company’s controlling shareholder and Chairman of the Board of Director, subject to shareholder approval.

The Compensation Committee and the Board of Directors believe it to be in the best interests of the Company to grant Mr. Nuriel Chirich 1,442,749 options.

The options will be issued under the following terms: (i) the exercise price per option shall be NIS 1.20; (ii) the options shall vest over a four-year period with 25% of the options to be vested on February 28, 2018 and the balance shall vest on a quarterly basis thereafter (6.25% every quarter). The options will be fully accelerated in the event of a change of control. The options shall expire 10 years from the date of issuance thereof and all other terms and conditions thereof no specified herein shall be as set forth in the Plan.

The Compensation Committee and the Board of Directors believe the proposed grant of options to be fair and reasonable and in the best interests of the Company. The proposed grant of options set forth above is in line with the Compensation Policy.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to grant an aggregate number of 1,442,749 options under the Plan to Mr. Kasbian Nuriel Chirich, the Company’s controlling shareholder and Chairman of the Board of Directors, as set forth in the Proxy Statement.”

The affirmative vote of majority of the Ordinary Shares, including the ADSs, present and voting on the matter, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have a personal interest in the approval of the respective proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company. Since abstentions are not considered votes cast, they will have no impact on the outcome of this proposal. Broker non-votes will not impact the results of the vote on directors' option grant, but will be counted for purposes of determining whether there is a quorum.

For this purpose, under the Companies Law, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company.

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For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to this Proposal whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to indicate so on the proxy card, your vote will not be counted with respect to this Proposals.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included herein.

* * * * * *

Your vote is important! Shareholders and ADS holders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. Shareholders and ADS holders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 4760- 2000. Such shareholders and ADS holders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at 23 Hata’as Street, Kfar Saba, Israel 44425 no less than forty eight (48) hours prior to the date designated for the Extraordinary Meeting.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Securities and Exchange Commission (the “SEC”). Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a “Dual Company” (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

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YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER AND ADS HOLDERS VOTE HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MARCH 21, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 21, 2017, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS AND ADS HOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

CELLECT BIOTECHNOLOGY LTD.

Kasbian Nuriel Chirich

Chairman of the Board of Directors

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